October 2, 2013

Jeffrey P. Riedler

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vaccinogen, Inc.
Amendment No. 2 to Registration Statement on Form 10-12(g)
Filed September 12, 2013
File No. 000-54997

Dear Mr. Riedler:

On behalf of our client, Vaccinogen, Inc., a Maryland corporation (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2013, as amended by Amendment No. 1 to Registration Statement filed on August 19, 2013 and further amended by Amendment No. 2 to Registration Statement filed on September 12, 2013 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated September 25, 2013 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

OncoVAX Overview, page 6

1. We note your disclosure at page 6 that OncoVAX is the first colon cancer vaccine to “demonstrate effectiveness” in both the preventing cancer recurrence after surgical resection of the primary tumor and addressing the diversity of cancer cells. Please revise this statement in light of the lack of statistically significant results in prior trials for full intent-to-treat populations. In particular, your disclosure should clarify that prior studies to evaluate preliminary evidence of efficacy for OncoVAX did not confirm clinical activity.

Response: The lack of statistical significance in Study 8701 occurred when analyzing Stages I-III together as a single class. However, the 8701 Study did show statistical signifcance upon stratification of the trial to analyze Stage II tumors alone. Additional language has been included in the Amendment to clarify this point. Accordingly, the Company contends there was statistical significance to support its belief that OncoVAX demonstrates effectiveness in the treatment of Stage II colon cancer.

1299 Ocean Avenue, Suite 450, Santa Monica, CA 90401

Phone 310.982.2720 | Fax 310.458.8007

Email info@indegliacarney.com | www.indegliacarney.com

Jeffrey P. Riedler

Securities and Exchange Commission

October 2, 2013

Phase IIIa Trial 8701 (1986-1996, NL), page 9

2. We note that your disclosure accompanying the chart on page 12 indicates that disease-free survival is the clinical endpoint for the interim analysis of Study 8701, which is an accepted basis for FDA approval. In light of the uncertainty with regard to the regulatory approval process for OncoVAX, please clarify that the results from the interim analysis alone may not be adequate for licensure by the FDA and highlight that additional trials may be necessary to evaluate he treatment effects of OncoVAX.

Response: In response to the Staff’s comment, additional disclosure has been included in the chart on page 12 to disclose that additional requirements may be imposed on Vaccinogen prior to submission of a BLA.

Planned Trials – Stage II Colon Cancer, Phase IIIb Trial, Page 14

3. We note your disclosure that a Biologics License Application can be filed with the FDA if a robust p value is achieved in the interim analysis. Please advise us as to whether the FDA has indicated that achievement of a robust p value alone will indicate that the study is acceptable for review for a BLA. If the FDA has not provided such indication, please revise your disclosure to remove this statement or clarify that a robust p-value alone will not guarantee that the study is acceptable for BLA review.

Response: While it is possible that a robust p-value could form the basis for a BLA submission, the FDA has not specifically stated that a robust p-value alone guarantee that the study is acceptable for BLA review. The disclosure in the Amendment has been revised to clarify this point.

On behalf of the Company, please be advised that the Company has endeavored to respond fully to each of the staff’s comments.  We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, the Company acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler

Securities and Exchange Commission

October 2, 2013

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney

/s/ Gregory R. Carney
Gregory R. Carney

Enclosure

cc:	Vaccinogen, Inc.